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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___04/01/18___ AND ENDING ___03/31/19___
                                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

IDFC Capital (USA), Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Third Avenue – Suite 241
(No. and Street)

New York   **NY**   **10116**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum   **(212) 897-1694**
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name - if individual, state last, first, middle name)

529 Fifth Avenue   New York   NY   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

IDFC CAPITAL (USA), INC.
(A Wholly Owned Subsidiary of IDFC Securities Limited)
S.E.C. #8-68685

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2019

AND

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * *

IDFC Capital (USA), Inc.
(A Wholly Owned Subsidiary of IDFC Securities Limited)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]　　　　Report of Independent Registered Public Accounting Firm.
[x]　(a)　Facing Page.
[x]　(b)　Statement of Financial Condition.
[ ]　(c)　Statement of Operations.
[ ]　(d)　Statement of Changes in Stockholder's Equity.
[ ]　(e)　Statement of Cash Flows.
[ ]　(f)　Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[x]　　　　Notes to Financial Statements.
[ ]　(g)　Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ]　(h)　Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]　(i)　Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]　(j)　A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (not applicable).
[ ]　(k)　A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x]　(l)　An Affirmation.
[ ]　(m)　A Report Describing the Broker-Dealer's Compliance with the Exemptive Provisions of subparagraph k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon.
**　**　*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Fredric Obsbaum, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to IDFC Capital (USA), Inc. as of and for the year ended March 31, 2019, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

CFO/FINOP

Title

CASSONDRA E. JOSEPH
NOTARY PUBLIC-STATE OF NEW YORK
No. 02JO6300319
Qualified in New York County
My Commission Expires March 31, 20 22



Notary Public



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of IDFC Securities Limited and
Stockholder of IDFC Capital (USA), Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IDFC Capital (USA), Inc. as of March 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of IDFC Capital (USA), Inc. as of March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of IDFC Capital (USA), Inc.'s management. Our responsibility is to express an opinion on IDFC Capital (USA), Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to IDFC Capital (USA), Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as IDFC Capital (USA), Inc.'s auditor since 2018.
New York, New York
April 25, 2019

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
CITRINCOOPERMAN.COM

IDFC Capital (USA), Inc.
(A Wholly Owned Subsidiary of IDFC Securities Limited)

Statement of Financial Condition
March 31, 2019

Assets		
Cash	$	854,788
Due from parent		78,951
Fixed assets - net of accumulated depreciation of $46,538		197
Deferred tax asset		29,300
Income tax receivable		2,940
Other assets		12,910
Total assets	$	979,086
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses and other liabilities	$	3,087
Stockholder's equity:		
Common stock ($.01 par value; 100,000,000 shares authorized, issued and outstanding)		1,000,000
Accumulated deficit		(24,001)
Total stockholder's equity		975,999
Total liabilities and stockholder's equity	$	979,086

The accompanying notes are an integral part of this statement of financial condition.

IDFC Capital (USA), Inc.
(A Wholly Owned Subsidiary of IDFC Securities Limited)

Notes to Statement of Financial Condition
March 31, 2019

1. **Organization**

    IDFC Capital (USA), Inc. (the "Company"), is a wholly owned subsidiary of IDFC Securities Limited ("the Parent"). The Parent is a wholly owned subsidiary of IDFC Limited ("the Ultimate Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company's principal business activity is distributing research and market commentary and brokering transactions in Indian equities for U.S. institutional clients. The customers introduced by the Company transact their business on a delivery versus payment basis with settlement of the transactions facilitated by the Parent in India for securities traded in Indian stock markets.

2. **Significant Accounting Policies**

    Basis of Presentation
    The Company's statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

    Use of Estimates
    In preparing the statement of financial condition, management makes estimates and assumptions that may affect the reported amounts. Such estimates include assumptions used in determining the provision for income taxes. Actual results could differ from these estimates.

    Fixed Assets
    Fixed assets represent equipment and are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the assets' estimated useful lives of 3 years.

    Income Taxes
    The Company applies a single, comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on its tax returns. Income tax expense is based on pre-tax accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions.

    The Company evaluates uncertain tax positions by reviewing against applicable tax law all positions taken by the Company with respect to tax years for which the statute of limitations remains open. A tax benefit from an uncertain tax position would be recognized when it is considered to be more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position.

    Deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

2. **Significant Accounting Policies (continued)**

   Revenue Recognition

   Effective April 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to members' equity as of April 1, 2018. The Company continuously provides services to its Parent. Conversely, the Parent continually consumes the services provided by the Company.

3. **Income Taxes**

   Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Statement of Financial Condition. As of March 31, 2019, the Company has a deferred tax asset of $29,300, recorded in the accompanying statement of financial condition and is a result of temporary differences primarily related to amortization of organization costs.

   The Company has determined that it is more likely than not that the deferred tax asset will be realized and therefore there is no valuation allowance against the deferred tax asset.

   Based upon the Company's review of its federal, state, local income tax returns and tax filing positions, the Company determined no unrecognized tax benefits for uncertain tax positions were required to be recorded, as such, there were no reserves recorded for uncertain tax positions for the Company's open tax years. In addition, the Company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

4. **Concentration of Credit Risk**

   In the normal course of business, the Company's activities involve transactions with the Parent. These activities may expose the Company to risk in the event the Parent is unable to fulfill its contractual obligations.

   The Company maintains its cash balances at two major financial institutions, that at times may exceed federal insured limits. The Company does not believe that these amounts are exposed to significant risk.

5. **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) ("the Rule") under the Securities Exchange Act of 1934. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, shall not be less than $250,000. At March 31, 2019, the Company had net capital of $851,701 which was $601,701 in excess of its required minimum net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

6. **Related Party Transactions**

The Company maintains a service level agreement with the Parent whereby the Company distributes research on its behalf.

The Parent compensates the Company by paying its expenses plus a markup. At March 31, 2019 $78,951 remained unpaid and is reflected as due from Parent on the statement of financial condition.

The activities of the Company include significant transactions with affiliates and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

7. **Commitments and Contingencies**

The Company rents office space under an operating lease, which expires August 31, 2019. The future minimum base rent payments required under this operating lease is $12,175.

There is no pending litigation against the Company.

8. **Fixed Assets**

Fixed assets consisted of the following at March 31, 2019:

Equipment	$	46,735
Less: accumulated depreciation		(46,538)
	$	197

9. **Subsequent Events**

The Company has evaluated subsequent events up to the date on which the financial statements are issued. The Company's evaluation noted no subsequent events that require adjustment to, or disclosure in, these financial statements.

IDFC Capital (USA), Inc.
(A Wholly Owned Subsidiary of IDFC Securities Limited)

Notes to Statement of Financial Condition
March 31, 2019